April 29, 2005



Mail Stop 4-6

Steven A. Odom
Chairman of the Board and Chief Executive Officer
400 Galleria Parkway
Suite 300
Atlanta, GA 30339

Re:	Verso Technologies, Inc.
	Pre-effective Amendment No. 1 to Form S-3
	Filed April 28, 2005
	File No. 333-123591

	Post-effective Amendment No. 2 to Form S-1 on Form S-3
	Filed April 28, 2005
	File No. 333-113579

Dear Mr. Odom:

	This is to advise you that we have limited our review of the above-referenced filings to the matters addressed in the comments below. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. While we note your response to our prior comment 1 and the fact that you used sales forecasts for the periods in which contingent consideration may be earned to calculate the amount of contingent consideration that may become payable, your response does not indicate what the significance of the acquisition was after taking into account such contingent consideration. In this regard, we note that in calculating the significance of an acquisition, you should include all contingent consideration as part of the total investment in the acquiree unless the likelihood of its payment is remote. Accordingly, please tell us what the significance of the WSECI acquisition was to the Company based on your total investment, including contingent consideration.
2. We note that your redlined copies filed on EDGAR do not appear to
properly identify all changes made to the above-referenced registration statements. Please advise that no material changes were made to the registration statements other than in response to our comments.
* * * * *

      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Adam Halper, at (202) 551-3482 or Sara Kalin at (202) 551-3454. If you require additional assistance you may contact the undersigned, at (202) 551-3730.

      Sincerely,


      Barbara C. Jacobs
      Assistant Director


cc:	Via Facsimile
      Lori A. Gelchion, Esq.
	Rogers & Hardin LLP
	2700 International Tower
	229 Peachtree St., NE
	Atlanta, GA 30303
	Telephone: (404) 522-4700
	Facsimile:  (404) 525-2224


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